Exhibit 21.1

Subsidiaries of Maxwell Technologies, Inc.

ENTITY

STATE/COUNTRY OF INCORPOATION

Maxwell Technologies, SA

Switzerland

Maxwell Technologies Systems Division, Inc.	California
PurePulse Technologies, Inc.	Delaware
I-Bus/Phoenix, Inc.	California
*MML Acquisition Corp.	Delaware
*I-Bus/Phoenix GmbH	Germany

*      Indirect Subsidiary